Momentor Corporation

FINANCIAL STATEMENTS

For the fiscal year:

15 June 2022 - ending November 30, 2022

(Unaudited)

Momentor Corporation
Balance Sheets

	As of November 30,
	<u>2022</u>

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	40.66
Prepaid expenses		-
Accounts receivable		-
TOTAL CURRENT ASSETS		40.66
TOTAL ASSETS		40.66

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

Accounts payable	$	24.90
TOTAL LIABILITIES		24.90

SHAREHOLDERS' EQUITY

Capital Stock (10,000 shares authorized, 8,000 shares issued and outstanding.

$.0001 par value)	$	8.00
Additional Paid in Capital	$	832.84

TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$	865.74

Momentor Corporation
Statement of Operations

		2022
Operating income		
Revenue	$	-
Gross Profit		-
Operating Expenses		
Advertising & Marketing		498.25
Bank Charges & Legal Fees		-
Software		306.28
Salaries & Wages		-
Contract Labor		12.55
Net Loss		**-817.08**

Momentor Corporation
Consolidated Statement of Equity

| | COMMON STOCK | | PREFERRED STOCK | | Additional | Retained earnings | |
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, June 15, 2022 (INCEPTION)	8000	$8	-	$ -	$ -	$	$ -
Contributions	-	-	-	-	832.84	-	$ -
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net loss						(817.08)	
ENDING BALANCE, November 30, 2022	8000	$8	-	-	$ 832.84	(817.08)	$ 23.76

Momentor Corporation
Statement of Cash Flows

Cash Flows From Operating Activities		**2022**
Net Income (Loss) For The Period	$	(817.08)
Change in Prepaid Expenses		-
Change in Payables		-
Net Cash Flows From Operating Activities		**(817.08)**
Cash at Beginning of Period	$	832.84
Net Increase (Decrease) In Cash		(817.08)
Cash at End of Period		15.76

Momentor Corporation

NOTES TO THE FINANCIAL STATEMENTS

15 June 2022 - November 30, 2022

1. ORGANIZATION AND PURPOSE

Momentor Corporation (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates mentoring platform and derives revenue from charging a fee for the calls.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year starting on January 1 2022.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022 the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.